1020011

08024578

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16

under the Securities Exchange Act of 1934

For the month of January 2008

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 1/28/2008

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits

Technical Report and Recommendations 2007 Exploration Program, Coulon JV Project, Québec. Prepared by: Mathieu Savard.

- 8 paper copies, one with originals signatures.

000-29880

ITEM 1 TITLE PAGE

Form 43-101A1
Technical Report

Technical Report and Recommendations
2007 Exploration Program, Coulon JV Project, Québec

MINES VIRGINIA INC.
January 2008

VOLUME 1 OF 1

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Mines Virginia Inc.

Jérôme Lavoie, B.Eng., Eng.
Project Geologist
Mines Virginia Inc.

Louis Grenier, B.Sc., P.Geo.
Project Geologist
Mines Virginia Inc.

Isabelle Roy, B.Sc., P.Geo.
Senior Geologist
Mines Virginia Inc.

Vital Pearson, M.Sc., Eng
Senior Research Geologist
Mines Virginia Inc.

Paul Archer, M.Sc., Eng.
Vice President, Exploration
Mines Virginia Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES (Item 25)

LIST OF SECTIONS

(Note that all sections are at 1:2000 scale)

Jessica area (section looking N090)
Section 1000E

Regional Sections (Sections looking N360)
Section CN-07-047
Section CN-07-048
Section CN-07-049
Section CN-07-050
Section CN-07-052

LIST OF TABLES

LIST OF APPENDICES

ITEM 3 SUMMARY

Following the discovery of Cu-Zn-Pb-Ag in the summer of 2003, subsequent fieldwork on the Coulon JV project (Coulon) in the James Bay region was successful in outlining several mineralized intervals. Drilling campaigns from 2004 to 2006 intersected five Cu-Zn-Pb-Ag massive sulphides lenses in three distinct areas: lens 16-17, lens 08, 9-25, 44 and lens 43. During 2007, Virginia conducted combined grassroots exploration, drilling, borehole and ground Infinitem, mag and max-min geophysical surveys and a heliborne mag-em survey on its Coulon JV project.

During the 2007 drilling program, 93 holes were drilled for a total of 40 204 metres. From this total, 30 holes were drilled to extend lens 44 (16 875 metres) at depth and laterally, 4 holes were drilled to delineate lens 08 (1 258 metres), 11 drillholes were implanted to extend the lens 9-25 (7 483 metres) from which 5 holes were implanted to extend lenses 08 and 9-25, 22 holes tested the extension of lens 43 (9 015 metres) and 26 tested regional or geophysical targets and new showings (5 573 metres). The 2007 drill program significantly extended lenses 08, 9-25, 43, and 44 laterally and at depth. Values of **12.51% Zn; 0.48% Cu; 2.19% Pb; 74.06 g/t Ag and 0.32 g/t Au over 15.70 metres** were obtained from drillhole CN-07-092 (lens 44), **2.87% Zn; 1.22% Cu; 0.14% Pb; 27.61 g/t Ag and 0.24 g/t Au over 20.15 metres** from drillhole CN-07-053B (lens 08), **6.73% Zn; 0.91% Cu; 0.19% Cu; 32.48 g/t Ag and 0.19 g/t Au over 7.20 metres** from drillhole CN-07-057 (lens 9-25) and **4.47% Zn; 1.24% Cu; 0.02% Pb; 10.90 g/t Ag and 0.11 g/t Au over 5.80 metres** from drillhole CN-07-084 (lens 43).

Exploration work during the summer of 2007 led to the discovery of one new massive sulphide lens at surface called the Spirit showing. Located 8 kilometres to the Northwest of lens 08, the Spirit showing returned values of **12.95% Zn; 7.22% Cu; 1.24% Pb; 0.34 g/t Au and 200 g/t Ag** from a grab sample at surface, **12.17% Zn; 0.33% Cu; 0.91% Pb; 36.66 g/t Ag and 0.01 g/t Au over 1.60m** from channel R-CN-07-04 and **14.72% Zn; 0.11% Cu; 0.00% Pb; 4.24 g/t Ag and 0.00 g/t Au over 2.60 metres** from drillhole CN-07-093A. Prospecting also revealed the existence of several boulders within the Ishikawa grid (Ishikawa Boulder Field) that returned values ranging from **0.14 to 6.14% Cu; 0.29 to 4.08% Zn; 0.14 to 20.70% Pb; 0.11 to 18.25 g/t Au and 0.2 to 2000 g/t Ag.** In the South Tension area, grab samples collected from three different outcrops returned values from **0.17 to 0.67% Cu; 0.12 to 0.51% Zn; 1.5 to 26.1 g/t Ag.**

Mapping and prospecting over the area covered during 2007 by the heliborne geophysical survey should be done in 2008. Additional drilling should be done in order to extend both lenses 08 and 9-25 at depth and towards the north. Moreover, ground geophysics followed by drilling should be undertaken over selected heliborne EM anomalies. It is also recommended that an Infinitem survey in area of the Spirit showing be completed.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Since the first volcanogenic massive sulphide discovery on the Coulon property in 2003, a large amount of work has been completed by Virginia and partner Noranda/Falconbridge (Xstrata) until the end of 2005 when Noranda-Falconbridge abandoned the option to acquire a 50% interest in the Coulon Property. In May of 2006, Virginia signed a new partnership with Breakwater Resources whereby Breakwater has the option to acquire a 50% interest in the Coulon property in exchange for payments totalling CA$ 180,000 and spending $7.5 million in exploration work over a period of 9 years.

Following the successful prospecting and drilling program completed during the summer and fall 2006 Virginia undertook an aggressive drilling program during 2007 the objective of which was to extend the known massive sulphides lenses (44, 08, 9-25 and 43). Taking into account that lens 43 was discovered by an Infinitem ground geophysical survey, several Infinitem loops were done during 2007 to extend the coverage of the geophysical method over favourable rocks on the property. Moreover, an extensive prospecting program led to the discovery of several new showings and mineralized boulders. A substantial mag-em heliborne survey was undertaken during the fall of 2007 to cover the favourable rocks.

This report provides the status of current technical geological information relevant to Virginia Mines's last exploration program on the Coulon project in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

Co-author Mathieu Savard, project geologist with a B.Sc. in Geology and Virginia's Senior Project Geologist, oversees the Coulon JV project and supervises all fieldwork conducted by Virginia on the property. He has been involved in fieldwork campaigns at Coulon since 2003. Co-author Paul Archer, geological engineer with an M.Sc.A in Earth Sciences and Virginia's Vice President, Exploration, is the qualified person for all of Virginia's exploration programs. He supervised and designed the exploration program of the Coulon JV property with the first co-author. Co-authors Jérôme Lavoie, project geologist with a degree in geological engineering and Louis Grenier and Isabelle Roy, project geologists with a degree in Geology, were involved in the Coulon fieldwork and were responsible for the completion of the drill logs. Co-author Vital Pearson, geological engineer with a Ph.D. in earth sciences and Virginia's senior research geologist supervised all the data from Coulon and was responsible for the quality control of the analyses for the current report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Coulon JV project is located 55 km NNW of the Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 598 claims owned by Virginia and Breakwater Resources at Coulon (Fig. 2). The list of claims is available in appendix 3. The camp coordinates and maps covered by the project are:

Latitude:	54°39' North
Longitude:	-71°13' West
SNRC:	23 L/11, 12, 13, 14 and M/03 and 04
UTM zone:	19 (nad27)
NTS:	356290 E
	6057960 N

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 kilometers north of the Fontanges airport (Baie James) and is accessible by all-season gravel roads. To access the camp, vehicles follow the directions to the LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 kilometers north of the dam in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The drilling sites are located approximately 25 kilometres north of Fontanges and 10 kilometres north of the camp. An Astar BA (Canadian Helicopters) was used for crew and material transportation. All equipment, including fuel and supplies, were carried directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 420 to 580 meters. The hydrographic system includes many large lakes but no major rivers at the 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 8 HISTORY

8.1. Property ownership

The Coulon JV project is now owned equally by Virginia Mines Inc. and Breakwater Resources Inc. since the latter has fulfilled the terms of the agreement in which it had an exclusive right to exercise an option to earn a 50% interest in the Coulon JV project from Virginia in return for CA$7.5 million in exploration expenditures and CA$180,000 in cash payments over an nine-year period. Breakwater acquired its 50% interest in the Coulon JV project within a period of 18 months. Virginia remains the operator of the project until a positive feasibility study is completed on the deposit.

8.2. Previous work

Table 1 summarises all the work performed in the area of the project to-date.

Table 1. Summary of previous work in the Coulon JV project area

Geological Survey of Canada (1961-63)

- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson

Geological Survey of Canada (1966)

- Mapping programs in the areas of Caniapiscau and Fort George Rivers

SDBJ and SERU joint venture (1977)

- Exploration campaign for uranium, partially in 23L (Lac Neret project)

Geological Survey of Canada (1980s)

- Aeromagnetic survey of the Ungava peninsula

Geological Survey of Canada (1989 to 1992)

- Mapping of a transect of the Ungava peninsula by Percival et al;

  Identification of the Goudalie Domain and of the Vizien greenstone belt

Ministry of Natural Resources of Québec (1997)

- Lake sediments geochemical survey of the Ungava peninsula

Ministry of Natural Resources of Québec (1998)

- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)

BHP Billiton (1998)

- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.

Virginia Gold Mines (1998-2003)

- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton

Ministry of Natural Resources of Québec (1999)

- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)

Virginia Gold Mines (2000)

Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)
- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- Grid cutting in the Dom showing area (126 linear km)
- Max-Min and magnetic surveys over Dom area (TMC Geophysics)
- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004)
- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12

Summer

- Regional reconnaissance mapping over the entire property (Huot et al., 2004)
- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)
- Geophysical surveys (borehole EM, deep EM, done by TMC Geophysics)
- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004)

Virginia Gold Mines (2005)

- Diamond drilling campaign (Chapdelaine et al, 2005)
- Geophysical surveys (borehole EM, Deep EM, Max-Min and Magnetic surveys done by TMC Geophysics)
- Trenching on regional targets

Virginia Gold Mines (2006)

-Diamond drilling campaign (Savard et al. 2006)

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping.

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The Coulon project area lies at the junction of four lithotectonic domains, namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts are composed mainly of basalts and felsic tuffs but ultramafic flows and intrusives are also present and are particularly abundant in the Venus, Marilyn, and Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, marks the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the southeastern side of this fault, militates against, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is probably delineated by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction (Huot et al, 2004).

For more complete descriptions of the regional geology, the reader is referred to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. In addition to these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

9.1. 1 Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite is abundant in the region. This lithology is considered as the basement upon which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in sheet 23M and west of supracrustal rocks in the sheet 23L. In the latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less-deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island-arc setting.

9.1.2 Gayot Complex

The Gayot Complex is composed mainly of metabasalt with lesser amounts of metasediment, pyroclastites and iron formation. Minor metre-size rhyolitic lava horizons are also present. In the Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered to be the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies, with only local upper greenschist facies parageneses being present. In the study area, mineral assemblages suggest a metamorphic overprint up to the granulite facies. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also likely but this may conflict with the emplacement of penecontemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

9.1.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In sheet 23L, the existence of granodioritic to tonalitic leucosomes (up to 25% by volume) in paragneiss are strong evidence that migmatization occurred. Thériault and Chevé (2001) also described a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported in Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

9.2. Local Geology

The Main Grid sector corresponds to the region which has been the most intensively worked since the beginning of the project. It includes the five known Zn-Cu-Pb-Ag lenses. These lenses were named 16-17, 08 and 9-25, 43 and 44 after the drillholes leading to their discovery.

Dominant lithologies in the Grid sector include mafic to intermediate orthogneiss, sillimanite-bearing quartzo-feldspathic gneiss and paragneiss. Altered rocks, semi-massive to massive sulphide horizons and exhalites are less common but obviously are of major interest. Protoliths are difficult to assess because of the metamorphic overprint that reaches the granulite facies. Local partial melting also occurred in the volcano-sedimentary pile. The descriptions below include the proposed protoliths for each metamorphic rock, based on our present level of understanding. The following descriptions of the lithologies encountered on the main grid are derived from Huot's 2004 report. These descriptions are still considered to be accurate.

Rhyolites (±rhyodacites)

Grey to pinkish fine-grained felsic orthogneiss is interpreted to be metamorphosed lava flows. Whole-rock chemistry reflects a generally rhyolitic composition (SiO_2>73%) with only the occasional rhyodacite. This type of rock includes abundant quartz and plagioclase with common biotite and muscovite crystals aligned along weak to strong foliation planes. The occurrence of potassic feldspar imparts a pinkish colour to the fresh rock surface. Minor felsic schists are present as well. Local in-situ brecciation, with calcite and chlorite in the matrix, occurs in CN-04-24 and CN-04-25. The sillimanite-bearing felsic gneiss is interlayered with rhyolitic protoliths suggesting the sequence represents the build-up of volcanic and volcaniclastic layers. Savard et al. (2004) suggested that the Dom zone rhyolite has a transitional affinity, which is consistent with a volcanic arc setting.

Felsic volcaniclastics

Sillimanite-bearing gneiss is common in the main grid area. This type of gneiss resembles those resulting from the metamorphism of rhyolite and sedimentary rocks in terms of major mineral phases. It contains abundant quartz and plagioclase with common biotite and muscovite. The gneiss is composed of more than 73% SiO_2. The sillimanite-bearing porphyroblastic gneissic rocks have a volcaniclastic origin. Fragments were observed on surface and in drillcore. When sillimanite is present solely as the elongated fibrolite variety, this facies is considered to be a fine-grained tuff. Fibrolite is also found as rounded and elongated aggregates intergrown with quartz and/or muscovite. These glomeroporphyroblasts, locally reaching up to 6 cm, represent intensely altered fragments metamorphosed to the granulite facies. We propose these porphyroblastic sillimanite gneisses were lapilli tuffs. Rare prismatic crystals of sillimanite have been observed microscopically in a specimen of hydrothermally altered rock. We consider this lithology to be the main host rock to the magnesium-rich altered rocks.

Basalts and andesites

Medium- to dark-green orthogneiss is another abundant lithology in the vicinity of drill sites. These rocks are fine- to medium-grained and include hornblende and plagioclase as the dominant phases. Hornblende is possibly partially replaced by actinolite or actinolitic hornblende since amphiboles have a greenish rather than a black colour. Some intervals are characterized by hornblende porphyroblasts, which may reach up to 5 mm and 25 % by volume in undeformed facies. These large hornblendes recrystallized during the metamorphic overprint but they may have a magmatic origin. Other minerals, which are not ubiquitously found, include quartz, biotite and magnetite. This latter phase is finely distributed and may also occur as blebs as wide as 6 millimetres. A summary examination of the geochemical results, compared with the description of each sample, tends to show that the non-porphyritic variety containing biotite, quartz and magnetite has an intermediate composition. It is dominantly present in the western part of Dom zone. Other facies have a more mafic composition. Sulphides are rare and, when present, are found as disseminations. They include pyrite, pyrrhotite and chalcopyrite.

Savard et al. (2004) described these green rocks as diorites but indicated that some occurrences may have had a volcanic origin. Huot et al (2004) suggest that they represent basalts and andesites interlayered with other lithologies in the volcanic sequence. Only minor occurrences are now interpreted as diorite and gabbro. High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a weak foliation to highly stretched ultramylonites.

The content in major and minor elements suggests that the orthogneiss occurring in the westernmost portion of lens 08 has an intermediate composition (eg. SiO_2 = 53.7-57.0%).

Arenites and wackes

Thick quartzo-feldspathic gneiss has been crosscut in several holes and locally described at surface. Protoliths are considered to be either arenite or wacke depending on the biotite content that may reach up to more than 50%. Based on our interpretation of the protoliths, these rocks do not contain sillimanite. They may contain some acicular amphiboles (tremolite or anthophyllite) and magnetite. These accessory acicular amphiboles and magnetite, commonly associated with pale grey, quartz-rich and biotite-poor portions of paragneiss, could be indicative of a weak alteration overprint. SiO_2 content of this unit ranges from 59.0-65.0%.

The major occurrence of this lithology is an essential part of the central intermediate-mafic unit. It appears that these sediments are intercalated with thin basaltic flows.

Alteration zones

Drilling, trenching and mapping at surface has outlined a type of lithology characterized by medium- to coarse-grained minerals such as magnesium-rich amphiboles (anthophyllite, cummingtonite and tremolite), chlorite, andalusite, garnet, orthopyroxene and quartz. Kyanite and diopside may be present as accessory phases as well. Chloritoid and pyrophyllite, more typical of mineral assemblages crystallized under greenschist facies conditions, are not found as expected. This massive unit commonly contains disseminated to net-textured sulphides (up to 20-25%). Among them, pyrite and pyrrhotite are the most common but chalcopyrite and sphalerite may reach significant percentages. This mineral assemblage is reminiscent of a hydrothermal alteration pipe underlying volcanogenic massive sulphides that was metamorphosed to high-grade facies. These altered rocks are found adjacent to lenses 16-17, 08, 09-25, 43 and 44. The magnesium content of rocks in the alteration zones is typical higher than 10%. The Spirit showing alteration zone and the alteration zone on the Ishikawa grid (drillholes CN-07-081) are characterized by the presence of silicified zones that are associated with a high content in garnet and sillimanite that also present disseminated sulphides.

Exhalites

Several occurrences of exhalites are described in drillholes, trenches and outcrops. These lithologies are characterized by their sulphide and quartz abundances and laminated aspect. The thickness of individual layers ranges from the millimetre- to centimetre-scale. The most common type of sulphide is pyrite. Pyrrhotite is also present but chalcopyrite, sphalerite and galena never form significant quantities. Besides quartz, plagioclase and biotite are also present as silicate phases. When the content of sulphides is low, exhalites resemble wackes or arenites depending on their biotite abundance.

Exhalative horizons are either found adjacent to lenses of massive sulphides and/or anthophyllite-rich altered rocks or intercalated with basalts and sediments without any significant economic grade. They may correspond to distal deposits related to Cu-Zn lenses that are as yet untested at depth. A good example of this type of lithology was observed in drillholes CN-07-070 where a massive sulphide intersection consists almost solely of pyrite and pyrrhotite occurs 60 metres over a strongly mineralized intersection. Another example of this type of lithology was noted within drillholes CN-07-081 where 3-4 metres of massive sulphides were intersected. This interval consists of pyrite and pyrrhotite and is interpreted to be an exhalite.

Lenses of semi-massive to massive sulphides

Five significantly mineralized lenses are reported in the Main Grid Sector. They include lens 16-17, lenses 08, 09-25 and lens 43 and 44. Mineralized zones contain semi-massive to massive sulphides and gangue minerals such as anthophyllite, quartz and other minerals commonly found in hydrothermally altered rocks. Sulphides include pyrrhotite and pyrite with significant sphalerite, chalcopyrite and galena. The abundance of each sulphide varies relative to others across mineralized horizons suggesting internal zoning. For example, some mineralized intervals are formed by quasi-massive sphalerite. The general idioblastic aspect of pyrite crystals shows evidence of recrystallization. Pyrrhotite occurs as either a coarse-grained phase usually containing pyrite crystals or as fine grains. Sphalerite has a semi-translucid reddish-brown colour and a recrystallized aspect. Chalcopyrite seems to be a late recrystallizing phase as it is found in an interstitial position with respect to pyrite, pyrrhotite and sphalerite. Some samples show chalcopyrite rimming idioblastic crystals of pyrite. Galena, the least common of the major sulphides, is also a late recrystallizing mineral. It occurs interstitial to all other four sulphides. Magnetite is also observed locally within massive sulphide zones.

Other massive sulphides lenses are present on the property in the Spirit grid Area where massive zones containing sphalerite, chalcopyrite, pyrrhotite, pyrite, magnetite and galena are found at surface and in drillhole intersections such as CN-07-093A.

Other lithologies (migmatites and pegmatites)

Most of the rock units on the property have been metamorphosed to temperatures high enough to initiate partial melting in the volcano-sedimentary package. Some areas are notable for their abundant migmatites and diatexites in which restites of paragneiss and orthogneiss can be identified. Rocks in the main grid area escaped this extreme partial melting despite mineralogical evidence that they were metamorphosed to the upper amphibolite facies. Such evidence includes the presence of sillimanite, and that of orthopyroxene crystallized after anthophyllite. Leucosomes in felsic gneiss indicate local partial melting. This melting is particularly evident in CN04-25 in which a coarse-grained tonalitic rock that crosscuts the massive sulphide lens contains sulphides (including chalcopyrite) interstitial to quartz and plagioclase. Granoblastic recrystallisation of felsic and mafic gneisses, which tends to increase grain size, is common.

White to pink pegmatite is common throughout the stratigraphic package. They are ubiquitously massive and crosscut all types of rocks. Accessory sulphides are locally present in pegmatites that crosscut mineralized horizons.

Several drillholes showed that the volcano-sedimentary package in the Ishikawa and the Spirit grid are strongly affected by partial melting. Between 5 and 25% of the leucosomes are observed in the rocks from these areas.

ITEM 10 DEPOSIT TYPE

The overall context of the Coulon JV project is comparable with that of a VMS-type setting and presents a very good potential for new base metal discoveries along the 20 kilometre strike length of favourable stratigraphy. Known iron formation occurrences are also prospective for gold.

Exploration work done since 2003 by Virginia Mines in the area has been successful in finding several highly mineralized samples typical of VMS-related deposits. Prospecting and mapping on the main grid area identified the mineralization style and the main lithologies, and confirmed that the geological context is similar of those of economic VMS deposits such as Geco in Ontario, Canada and Pyhasalmi in Finland. Drilling has revealed the presence of economic Zn-Cu-Pb-Ag grades that extend the favorable VMS stratigraphy over a strike length of 20 kilometers.

Besides traditional prospecting, Infinitem, mag and max-min geophysical surveys also proved to be excellent tools to outline the VMS-related deposits since massive sulphide lenses are associated with significant geophysical anomalies (conductor or high magnetic anomaly) hosted by non-conductive and non-magnetic rocks.

ITEM 11 MINERALIZATION

This section describes mineralized zones encountered in 2007 during prospecting and drilling operations. New mineralized zones and extensions identified during drilling are presented on sections attached to this report and the results are presented in section 12 for surface and in section 13 for drilling. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All assays certificates are included in appendix 7. Note that lens 16-17 is not described since no work was performed on this lens in 2007.

11.1 Lens 08

Lens 08 is located directly to the west of lens 9-25 and is oriented NS. The lens varies in length from 150m at surface to 200m at depth with an approximate true width average of 5.00 metres. The lens dips steeply towards the East. Drilling done during 2007 extended the lens to a vertical depth of 700m (CN-07-123). Disseminated mineralization occurring in alteration zones and semi-massive to massive sulphides characterize lens 08, which is similar to the other lenses as described in the section 9.2 of the present report. Pyrrhotite, pyrite, sphalerite, chalcopyrite and locally magnetite comprise the mineralization. The best intersection in lens 08, occurring in drillhole CN-07-053B, returned values of **2.87% Zn; 1.22% Cu; 0.14% Pb; 27.61 g/t Ag and 0.24 g/t Au over 20.15 metres.**

11.2 Lens 9-25

The lens 9-25 is oriented NS and dip steeply toward west at 85°. Work realized over that lens in 2007 extended it and mineralization is now recognized over 200 metres laterally and over 400 metres vertically. That lens does not have a surface expression. The approximate true thickness average of this lens is 8.00 metres. That lens is similar to the lens 08 and 44 and is characterized by the predominance of alteration zone with disseminated mineralization in his southern portion while the northern portion presents more massive sulphides mineralization with less alteration.

Values of **6.73% Zn; 0.91% Cu; 0.19% Cu; 32.48 g/t Ag and 0.19 g/t Au over 7.20 metres** were obtained from drillhole CN-07-057.

11.3 Lens 44

Drilling also significantly increased the extend of lens 44 which is oriented NS and steeply dipping towards the west. This lens can be followed laterally for over 400 metres and to a vertical depth of 600 metres for a true thickness average of approximately 10.50 metres. This lens presents the same characteristics as lens 9-25 regarding the spatial distribution of the alteration and the massive sulphide mineralization. The best intersection obtained by drilling in 2007 was obtained from this lens, where drillhole CN-07-092 cut **12.51% Zn; 0.48% Cu; 2.19% Pb; 74.06 g/t Ag and 0.32 g/t Au over 15.70 metres**.

11.4 Lens 43

Lens 43 was followed along plunge over a distance of 600 metres which most probably corresponds to its vertical extension known to-date considering the shallow 45° dip of the zone towards the SE. Drilling indicated that the lateral extension of the lens varies from 150 to 200 metres along the dip. The true thickness average for this lens is approximately 3.00 metres. Moreover, an additional zone, parallel to the main 43 zone and beginning to emerge at depth was intersected by a few drillholes (CN-07-043, CN-07-061 and CN-07-115). It appears for now that mineralization within lens 43 is associated with massive sulphide zones that are narrower than those in the other lenses and that the alteration halo surrounding the lens is thinner in comparison to those of lenses 44, 08 and 9-25. Drilling on lens 43 was hindered by the presence of a lake during the summer time and additional drilling will allow a better interpretation of this lens. Values of **4.47% Zn; 1.24% Cu; 0.02% Pb; 10.90 g/t Ag and 0.11 g/t Au over 5.80 metres,** constituting one the best intervals obtained from this lens, were returned by drillhole CN-07-084.

11.5 Spirit showing (Lens 93)

The Spirit showing, discovered using a Beep-Mat, was traced at surface for 35.00 metres. It was confirmed by drilling at a vertical depth of 25.00 metres by drillhole CN-07-093A. Another drillhole appears to have intersected the same mineralized horizon 325 metres to the southeast at a vertical depth of 30.00 metres. However, holes drilled 50,00 metres to the north and 50.00 metres to the south of the Spirit discovery showing did not succeed in extending the zone. More drilling is required in this area in order to establish the geometry of this new lens. The Spirit showing is characterized by massive sulphide mineralization composed of sphalerite, chalcopyrite, pyrrhotite, pyrite, galena and magnetite. Disseminated mineralization is also present along the massive sulphide occurrences. Alteration halos appear to be weak and diffuse in those areas where the hosting felsic sediment appears to be more metamorphosed. Garnets are present within the host rock, in contrast to lenses from the main grid area. Drillhole CN-07-093A returned values of **14.72% Zn; 0.11% Cu; 0.00% Pb; 4.24 g/t Ag and 0.00 g/t Au over 2.60 metres**.

11.6 Ishikawa boulder field

The Ishikawa boulder field was revealed by prospecting in the area of the Ishikawa grid where several boulders of altered and mineralized Cu-Zn-Pb-Ag rock were encountered. A Quaternary study undertaken by Charbonneau (Inlandsis report, Charbonneau, 2007) indicated that a possible source for these boulders occurs 1-2 kilometres to the ENE (see figure 2 from Inlandis Report in Appendix 2). This source is believed to be related to the conductors outlined by the VTEM survey done in the autumn of 2007 that are located exactly 1-2 kilometres to the ENE (up-ice) of the Ishikawa boulder field. Most of the boulders are characterized by the presence of anthophyllite and biotite with disseminated sulphides such as sphalerite, pyrrhotite, chalcopyrite, pyrite and locally magnetite.

11.7 Tension Area

Located 1.2 kilometres to the south of the Tension showing, the South Tension showing consists of three outcrop where samples returned values from **0.17 to 0.67% Cu; 0.12 to 0.51% Zn; and 1.5 to 26.1 g/t Ag**. Mineralization occurs as disseminations and stringers (millimetre-scale) and is composed of pyrite and chalcopyrite with local sphalerite. The host rock, a sillimanite porphyroblastic gneiss, corresponds to the felsic volcanoclastic horizon, the favourable horizon that hosts the massive sulphide lenses. Three aligned Em-Mosquito anomalies that could correspond to this fertile horizon are located less than 1 kilometre along strike to the west. A few samples collected from the Tension area returned values reported in a table below (see table 5).

11.8 Tension NE

A 1 x 10 m surface conductor was outlined using a Beep-mat in the Tension NE area. This conductor was explained by local stringers of chalcopyrite, pyrrhotite and pyrite within the favourable horizon, a felsic gneiss containing sillimanite porphyroblasts, quartz, plagioclase and biotite. Values from **0.10 to 0.16% Cu and 1.40 to 2.40 g/t Ag** were obtained from grab samples. Other values from Tension NE area available in table 6.

ITEM 12 EXPLORATION WORK

In addition to drilling, 2007 activities included grid line cutting and geophysical surveys such as ground Infinitem, borehole Infinitem, mag and max-min surveys. Geophysical work was done in several phases from March through December 2007.

Prospecting and mapping were undertaken from June 7th to October 11th by Jérôme Lavoie, David DeChamplain, Jean-Francois Boivin, Jacynthe Légaré, Guillaume Tremblay, Julie Malenfant-Lepage, Joëlle Guérin, Eva Roy Vigneault, Guillaume Lefrançois, Alexandre Martel, Xavier Primeau and Louis-David Durocher from Virginia Mines Inc. and by M. Martin Aucoin from Services Techniques Géonordic Inc. A total of 625 man-days were spent on the property. During this period, 725 outcrops and 408 boulders were described and 640 samples were collected for assays.

The geophysical work included 143 kilometres of grid line cutting, 66.5 kilometres of ground Infinitem, 53.5 kilometres of max-min and 270 kilometres of ground magnetics. In addition, 45 drillholes were surveyed using the borehole Infinitem system. Data from the Infinitem geophysical surveys (surface and borehole), the max-min and the mag surveys was collected by personnel from Abitibi Géophysique Inc. (Malo-Lalande, July 2007 and October 2007). Grid line cutting was also contracted through Abitibi Geophysique Inc.

A 6224 line-km heliborne mag and Em (time domain) survey was also undertaken on the Coulon JV property during the autumn of 2007 using the VTEM system. This survey was done by Geotech Ltd. from Aurora, Ontario.

The interpretation of the geophysical data was done by geophysicist Marc Boivin from MBGEOsolutions.

The transportation during the different work phases was provided by an Astar 350 BA belonging to Whapchiwem Helicopters Inc. from Radisson.

Finally, trail access and snow removal was provided by Services Naskapi and Felco.

12.1 Spirit

Trenching and Prospecting (Spirit Showing)

The Spirit showing was discovered and delineated during the summer prospecting campaign (See figure 22 and 23). This lens was outlined by prospecting with a Beep-mat BM 4+ and the mineralized zone was followed for a lateral distance of 50 metres. 6 trenches were subsequently dug which were channel sampled (6 channels) and grab sampled. A total of 17.6 metres of channel samples were collected and the results are presented in table 2. Other grab samples collected over the mineralized zone are also reported in table 3 below.

Channel samples returned values of 4.38% Zn; 2.65% Cu; 0.16% Pb; 76.35 g/t Ag and 0.03 g/t Au over 2.75m in channel R-CN-07-03 and values of 12.17% Zn; 0.33% Cu; 0.91% Pb; 36.66 g/t Ag and 0.01 g/t Au over 1.60m in channel R-CN-07-04. Values obtained from grab samples reached up to **7.22% Cu; 12.95% Zn; 1.24% Pb; 0.34 g/t Au and 200 g/t Ag.**

The mineralization of the Spirit showing consists of semi-massive to massive pyrrhotite, pyrite, sphalerite, chalcopyrite and galena. The host rock is felsic gneiss containing quartz, plagioclase, biotite and garnet and sillimanite porphyroblasts. Locally along the mineralized zone, amazonite crystals were observed within a pegmatite vein which is interpreted to be a product of partial melting.

Table 2: Values obtained from channel sampling, Spirit showing.

Channel	From	To	Length (m)	Au g/t	Ag g/t	Pb%	Cu%	Zn%
R-CN-07-01	0.00	2.50	2.50	0.013	21.98	0.19	0.46	3.70
R-CN-07-02	0.00	3.35	3.35	0.015	34.68	0.43	0.82	3.91
R-CN-07-03	0.00	2.75	2.75	0.034	76.35	0.16	2.65	4.38
R-CN-07-04	0.00	1.60	1.60	0.012	36.66	0.91	0.33	12.17
R-CN-07-05	1.00	4.00	3.00	0.015	34.40	0.03	1.29	0.31

R-CN-07-06	NSA

Table 3: Values obtained from grab sampling, Spirit showing.

Sample No	Utm_East	Utm_North	Cu %	Zn %	Pb%	Au g/t	Ag g/t
150144	345438	6076086	0.17	0.32	0.00	0.00	0.60
150148	345300	6075917	0.10	0.02	0.00	0.00	0.60
150568	345699	6076112	0.14	0.07	0.01	0.00	3.70
150699	345147	6075915	0.01	0.02	0.00	1.55	0.40
150771	345378	6075506	0.01	0.01	0.00	0.26	1.10
150780	345732	6076113	4.65	0.02	0.00	0.34	89.00
150781	345672	6076175	3.93	12.95	0.28	0.10	140.00
150782	345671	6076173	5.35	0.28	0.15	0.04	133.00
150783	345675	6076173	0.82	6.90	0.25	0.03	36.60
150784	345672	6076177	2.62	1.82	0.03	0.04	89.20
150785	345670	6076182	1.35	2.46	0.19	0.02	44.30
150786	345672	6076202	2.24	1.48	0.02	0.03	61.10
150787	345682	6076175	7.22	4.40	1.24	0.02	200.00
150790	344913	6076015	0.12	0.01	0.00	0.91	2.00
150794	344895	6076089	0.13	0.01	0.00	0.02	1.60
150813	344760	6076181	0.44	0.24	0.01	0.05	8.90
150816	344804	6076211	0.01	0.01	0.00	0.11	0.30
150823	345777	6076370	0.11	0.00	0.00	0.00	1.30
150827	345491	6076048	0.87	0.30	0.00	0.05	5.20

12.2 Ishikawa boulder field

A boulder field was outlined in the area of the Ishikawa grid (see figure 5, 6 and 23) and was named it after. The boulders vary in size and shape, and several are sub-rounded to angular. The source of the boulders is probably magnesium- and silica-rich alteration zones that contain anthophyllite, tremolite, quartz, muscovite, sericite and that are mineralized in sphalerite, chalcopyrite, galena, pyrite and pyrrhotite. Mineralization varies from disseminated to semi-massive and rarely massive. Most of the boulders occur isolated and are distributed within an area of 5 by 4 kilometres that form a dispersion pattern that combined with the glacial trend oriented WSW, indicates a possible source toward ENE. Values from **0.29 to 4.08% Zn; 0.14 to 6.14% Cu; 0.14 to 20.70% Pb; 0.20 to 2000 g/t Ag and 0.11 to 18.25 g/t Au** were obtained from these boulders (table 4).

Table 4: Values obtained from the Ishikawa boulder field

No_Echantillon	Zone_Utm	Utm_E	Utm_N	Cu%	Zn%	Pb%	Au g/t	Ag g/t
95816	19	349960	6072857	0.14	0.01	0.00	0.04	0.70
97103	19	347582	6072155	0.68	0.29	2.88	1.08	253.00
150001	19	346169	6072254	0.03	3.19	0.02	0.02	3.10
150009	19	347496	6072013	0.62	0.07	0.00	0.24	5.00
150014	19	346859	6071878	0.17	0.11	0.00	0.01	1.70

No_Echantillon	Zone_Utm	Utm_E	Utm_N	Cu%	Zn%	Pb%	Au g/t	Ag g/t
150018	19	347344	6071774	0.22	0.50	0.01	0.06	3.90
150024	19	345639	6071892	0.67	0.03	0.00	0.16	3.20
150066	19	346664	6071102	0.59	0.00	0.00	0.02	4.10
150071	19	345840	6071047	0.01	0.18	0.00	0.00	0.10
150076	19	345106	6071379	0.49	1.45	0.01	0.07	10.80
150097	19	348241	6070104	0.23	0.07	0.02	0.05	8.90
150106	19	348144	6072184	6.14	4.08	0.01	1.18	97.90
150107	19	348919	6072136	0.10	0.05	0.04	0.02	5.10
150120	19	343802	6071814	0.30	0.08	0.08	0.06	15.30
150132	19	347035	6069871	0.05	0.53	0.04	0.01	5.90
150133	19	346663	6069570	0.01	1.56	0.15	0.03	15.60
150151	19	347244	6072122	0.18	0.04	0.00	0.01	0.30
150154	19	347947	6071752	0.22	2.15	0.01	0.11	5.40
150161	19	347297	6071280	2.05	0.69	0.04	0.32	32.50
150162	19	346382	6071197	4.12	1.59	0.09	18.25	126.00
150165	19	345636	6071932	1.35	0.36	20.70	1.02	1980
150185	19	345730	6074853	0.31	0.05	0.00	0.03	3.10
150190	19	345658	6074372	0.18	0.01	0.00	0.01	5.30
150191	19	345658	6074373	0.25	0.01	0.00	0.04	5.30
150195	19	345389	6073275	0.69	0.04	0.02	0.00	17.20
150205	19	347226	6072218	0.15	0.04	0.00	0.11	0.50
150224	19	346284	6070951	0.11	0.01	0.00	0.08	0.70
150229	19	345252	6072071	0.45	0.09	0.01	0.05	6.40
150576	19	348468	6072422	0.00	0.46	2.22	0.30	215.00
150625	19	341247	6073959	0.13	0.01	0.00	0.00	0.20
150761	19	345798	6072325	0.08	0.03	0.00	0.54	0.40
150764	19	346314	6072780	0.15	0.01	0.00	0.03	0.30
150809	19	346382	6071196	4.62	0.70	0.14	6.26	142.00
150843	19	342250	6073734	0.00	0.00	0.00	0.28	0.20
150844	19	342048	6073802	0.00	1.04	0.51	0.01	1.30

12.3 Tension Area

A new showing, called South Tension, was discovered approximately 1.2 kilometres south of Tension showing. It comprises felsic gneiss composed of quartz, plagioclase, biotite and sillimanite porphyroblasts that hosts disseminations and millimetric veinlets of pyrite and chalcopyrite. Three outcrop zones returned values up **0.51% Zn; 0.67% Cu and 26.1 g/t Ag** (see table 5).

A few outcrops from the Tension area returned values up from **0.15 to 0.56% Zn; 0.14 to 0.21% Cu and 5.6 to 10.9 g/t Ag.**

Table 5: Values obtained from grab samples in the Tension and South Tension Areas.

No_Echantillon	Zone_Utm	Utm_E	Utm_N	Cu%	Zn%	Pb%	Au g/t	Ag g/t
150565	19	349657	6069069	0.15	0.56	0.00	0.02	7.10
150601	19	349516	6067680	0.39	0.01	0.00	0.03	15.20
150646	19	349596	6067892	0.67	0.51	0.01	0.02	26.10
150647	19	349596	6067892	0.71	0.08	0.00	0.01	0.00
150650	19	349560	6067754	0.17	0.01	0.00	0.01	6.20
150653	19	349571	6067719	0.05	0.12	0.00	0.00	1.50
150654	19	349577	6067750	0.46	0.01	0.00	0.04	19.30
150655	19	349577	6067750	0.35	0.01	0.00	0.03	20.60
150987	19	349577	6067750	0.48	0.01	0.00	0.08	0.00
150989	19	349516	6067680	0.28	0.02	0.00	0.10	0.00
150991	19	349693	6069090	0.21	0.15	0.00	0.03	0.00
150992	19	349693	6069090	0.16	0.27	0.00	0.02	10.90
150993	19	349697	6069091	0.14	0.20	0.00	0.02	10.50
150994	19	349697	6069091	0.08	0.30	0.00	0.01	5.60

12.4 NE Tension area

A Beep-mat conductor, known as the Tension NE showing, was outlined to the NE of the Tension showing. This conductor was traced over a distance of 10 meters. Once again, the host rock of the mineralization is the felsic gneiss that contains sillimanite porphyroblasts, and is considered to be the favourable horizon. The mineralization occurs as millimetre- to centimetre-scale veinlets of pyrrhotite, pyrite and chalcopyrite. Grab samples collected from this conductor returned values up to 0.16% Cu and 2.4 g/t Ag (see table 6).

Table 6: Values obtained from the NE Tension area

Sample No	Utm Zone	Utm_East	Utm_North	Cu%	Zn%	Pb%	Au g/t	Ag g/t
150765	19	351119	6071587	0.10	0.03	0.00	0.00	2.20
150766	19	351119	6071587	0.15	0.02	0.00	0.00	1.40
150767	19	351119	6071587	0.16	0.02	0.00	0.01	2.40
150768	19	351119	6071587	0.14	0.02	0.00	0.01	2.30

ITEM 13 DRILLING

The 2007 drilling campaign was undertaken by Chibougamau Diamond Drilling Ltd. from mid-March through mid-December of 2007. Drilling was completed using 2 conventional drill rigs and one helicopter-transportable rig that all produced BQ core size. During 2007, 93 holes were drilled for a total of 40 204 metres. Of the 93 holes, 30 were drilled to extend lens 44 (16 875 metres, see table 11) at depth and laterally, 4 holes were drilled to delineate lens 08 (1 258 metres; see table 7), 11 drillholes were implanted on lens 9-25 (table 9; 7483 metres) from which 5 holes were drilled to extend lenses 08 and 9-25 (table 7 and 9, drillholes with an asterisk), 22 holes were drilled to extend lens 43 (9 015 metres, table 13) and 26 were bored to test regional or geophysical targets and new showings (5 573 metres; table 15, 17, 19, 21 and 24). Drilling operations significantly extended lenses 08, 9-25, 43, and 44 laterally and at depth. Each item of this section describes the drilling results from various parts of the property. Borehole Infinitem geophysical surveys were also completed in 45 holes. Results of the borehole Infinitem are presented in the report from Abitibi Géophysique Inc. by Malo-Lalande, July and October 2007.

All the drillholes that were completed in 2007 are described in this section. For each lens or area, one table summarizes the drilling information and a second table summarizes the results obtained in the lens and/or area. In most cases, the apparent and true thicknesses of the mineralized intervals are listed. Also, the reader may also find the Specific Gravity (S.G.) in the results column that was obtained by Pycnometry on the sample pulps.

13.1 Lens 08 drilling results

Drillholes over lens 08 are summarized in table 7 below. Detailed drill logs are presented in appendix 8. For drillholes with an asterisk (*), the length was added to lens 9-25 total since the drillholes aimed targeted this lens.

Table 7. General information on 2007 drillholes performed on the lens 08.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-053	1375	1825	510.8	268	-56	166	6073625.9	353110.8
CN-07-053B*	1374	1825	510.8	268	-56	*	6073625.9	353110.8
CN-07-067*	1480	1900	512.4	265	-62	*	6073715.2	353215.5
CN-07-087	1162	1825	505.5	276	-54	327	6073625.0	352902.8
CN-07-088	1150	1900	507.1	270	-55	342	6073701.9	352887.3
CN-07-090	1233	1825	506	270	-55	423	6073625.0	353018.0
CN-07-108*	1200	1775	507.3	281	-54	*	6073574.9	352944.3
CN-07-120*	1490	2025	506	265	-63	*	6073824	353224
CN-07-123*	1420	2025	506.7	262	-62	*	6073823.3	353154.8
				Total		1258		

From the drilling results from 2007, lens 08 now extends to a vertical depth of 700m with an intersection that returned values of **1.25% Zn; 1.76% Cu; 0.02% Pb; 65.45 g/t Ag** and **0.21 g/t Au over 4.30 metres** (CN-07-123). The lens' length varies from 150m at surface to 200m at depth with an approximate true width average of 5.00 metres. The lens is steeply dipping toward the East. The evidence for increased thickness at depth was obtained in drillholes CN-07-053B and CN-07-067 that returned significant intersection widths (see table 8). The best intersection in lens 08 was obtained from drillhole CN-07-053B that returned values of **2.87% Zn; 1.22% Cu; 0.14% Pb; 27.61 g/t Ag and 0.24 g/t Au over 20.15 metres.** Pierce points over the 08-44 longitudinal section indicates a possible extension at depth and towards north for further drilling work. Drillhole CN-07-108 closed lens 08 to the south as did CN-07-125. However, there remains space for additional drillholes on section 1750N. Moreover, as seen on section 1900N (see section set attached to this report), based on the east dip at depth and extrapolation of the interpretation, lens 08 could merge with lens 9-25 within a fold hinge open towards the surface. The fact that drillhole CN-07-073, the deepest on section 1900N, failed to intersect a mineralized lens or alteration zone in this section militates in favour of the fold theory. Additional drilling in

2008 will be required to test this model and also to test a possible plunge of lens 08 towards the north.

Table 8. Results obtained from lens 08 in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-053B		574.60	594.75	20.15	12.25	2.87	1.22	0.14	27.61	0.24	4.12
	inc.	578.60	586.60	8.00	4.86	5.08	1.25	0.23	25.59	0.27	4.15
		634.00	653.00	19.00	13.50	1.23	0.90	0.02	12.95	0.13	-
		643.30	653.00	9.70	6.90	2.15	0.87	0.02	14.11	0.14	-
CN-07-067		810.50	824.00	13.50	9.75	2.25	1.92	0.21	41.13	0.43	3.70
CN-07-087		269.55	271.55	2.00	1.53	0.15	1.58	0.02	30.30	0.14	-
		284.90	289.85	4.95	3.80	4.74	1.26	0.73	33.28	0.32	4.01
		296.55	298.55	2.00	1.53	1.46	0.55	0.11	21.70	0.23	-
		302.25	302.90	0.65	0.50	13.15	0.24	0.97	69.60	0.01	4.2
CN-07-088		237.40	238.00	0.60	0.40	7.97	2.76	0.21	93.00	0.64	4.12
		302.70	304.20	1.50	1.00	5.58	0.19	0.02	6.75	0.05	5.56
CN-07-090		376.10	379.45	3.35	2.80	8.04	0.66	1.22	40.16	0.11	4.26
CN-07-108		374.40	375.40	1.00	0.85	3.75	0.07	0.19	10.00	0.13	-
CN-07-120		Not completed at the end of the campaign									
CN-07-123		819.45	823.75	4.30	2.50	1.25	1.76	0.02	65.45	0.21	3.65

13.2 Lens 9-25 drilling results

Drillholes from lens 9-25 are described in table 9 below. All the drill logs are detailed in appendix 8. Drillholes with an asterisk (*) also targeted lens 08.

Table 9. General information on 2007 drillholes, lens 9-25.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-053B*	1374	1825	510.8	268	-56	707	6073625.9	353110.8
CN-07-057	1415	1975	510.5	264	-62	573	6073777.0	353151.0
CN-07-060	1467	1825	513.7	267	-58	606	6073624.2	353202.7
CN-07-067*	1480	1900	512.4	265	-62	906	6073715.2	353215.5
CN-07-071	1480	1970	512	265	-62	73	6073783.6	353218.2
CN-07-071B	1482	1970	512	255	-64	690	6073783.6	353218.2
CN-07-073	1550	1900	514.2	268	-66	1341	6073717.3	353287.0
CN-07-076	1474	1750	514.1	266	-60	702	6073549.0	353206.3
CN-07-108*	1200	1775	507.3	281	-54	423	6073574.9	352944.3
CN-07-120*	1490	2025	506	265	-63	599	6073824	353224
CN-07-123*	1420	2025	506.7	262	-62	864	6073823.3	353154.8
				Total		7483		

Lens 9-25 is oriented NS and dips steeply towards the west at 85°. Work on this lens in 2007 increased its extent it and mineralization is now recognized over 200 metres laterally and over 400 metres vertically. As described in section 13.1, relative to lens 08, section 1900N represents the key section for the current interpretation. The dip of lens 9-25 toward the west on the latter section and the fact that drillholes CN-07-073 did not intersect lens 9-25 at great depth, once again demonstrates the possible existence of a fold hinge open toward surface. The approximate true thickness average of this lens is 8.00 metres but table 10 shows in more detail all the intersections with their true thicknesses. Values of **6.73% Zn; 0.91% Cu; 0.19% Cu; 32.48 g/t Ag and 0.19 g/t Au over 7.20 metres** from drillhole CN-07-057 is the best intersection from lens 9-25. Drillholes CN-07-073 and CN-07-076 both failed to intercept mineralization. The failure to intersect lens 9-25 by the latter drillholes is explained by the fact that the drillhole position was located too far south and consequently limits the lens 9-25 toward the south. Relatively to the drillholes CN-07-073, it limits the extension of lens 9-25 at depth but the possibility remains that a fold plunging toward the north formed by the intersection of lens 08 and 9-25 exists at this location.

Table 10. Results obtained from lens 9-25 in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-053		Stopped due to deviation									
CN-07-053B		380.50	392.00	11.50	6.90	0.73	1.53	0.01	20.08	0.10	3.13
		402.75	409.15	6.40	3.84	0.18	2.27	0.03	27.32	0.24	2.73
CN-07-057		526.00	533.20	7.20	4.90	6.73	0.91	0.19	32.48	0.19	3.35
CN-07-060		539.80	554.95	15.15	11.36	1.99	1.97	0.05	34.79	0.11	3.34
	inc.	539.80	547.00	7.20	5.40	0.71	3.20	0.08	58.74	0.16	3.25
		552.65	554.95	2.30	1.73	10.18	0.99	0.01	15.70	0.08	3.90
CN-07-067		605.00	637.25	32.25	20.00	1.81	1.77	0.07	37.56	0.20	3.46
	inc.	605.00	610.00	5.00	3.10	2.68	1.88	0.04	38.54	0.19	3.39
	inc.	624.00	634.00	10.00	6.20	3.61	3.13	0.02	51.17	0.28	3.76
		651.00	652.25	1.25	0.78	3.59	0.09	0.02	4.10	0.08	2.75
CN-07-071		Stopped due to deviation									
CN-07-071B		660.60	664.60	4.00	2.40	5.75	1.21	0.01	21.93	0.10	-
		669.50	671.65	2.15	1.30	5.38	1.99	0.01	30.71	0.08	3.40
CN-07-073		NSA									
CN-07-076		NSA									
CN-07-108		31.60	32.60	1.00	0.60	0.94	0.24	0.00	4.90	0.04	-
CN-07-123		605.60	609.20	3.60	2.16	4.05	7.68	0.01	118.70	0.24	-
		613.20	619.65	6.45	3.87	2.87	1.63	0.02	29.20	0.13	-
	inc.	614.90	619.65	4.75	2.85	3.49	1.84	0.03	31.95	0.14	-

13.3 Lens 44 drilling results

Table 11 presents all drillholes which had the objective of increasing the dimensions of lens 44 at depth and/or laterally. Detailed drill logs are presented in appendix 8.

Table 11. General information on 2007 drillholes, lens 44.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-045	905	1300	530.8	90	-52	363	6073103.4	352651.1
CN-07-063	865	1250	532.3	88	-54	480	6073051.8	352608.8
CN-07-065	865	1350	533.4	87	-54	378	6073151.5	352613.5
CN-07-068	1038	1250	529.7	89	-54	235	6073052.4	352788.9

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-069	961	1200	527.8	96	-60	351	6073005.2	352710.5
CN-07-070	930	1400	531.7	90	-52	301	6073197.3	352681.6
CN-07-072	830	1300	535.8	87	-55	474	6073102.3	352578.4
CN-07-074	890	1150	525	91	-62	429	6072956.3	352639.1
CN-07-075	785	1375	536.8	88	-57	504	6073171.4	352524.8
CN-07-077B	865	1425	534	85	-55	523	6073219.5	352561.2
CN-07-082	840	1175	529.4	87	-61	575	6072982.2	352590.2
CN-07-083	805	1250	537.9	86	-57	592	6073052.5	352547.7
CN-07-085	787	1325	536.9	88	-60	606	6073124.7	352541.9
CN-07-085B	787	1325	536.8	80	-60	564	6073124.8	352541.7
CN-07-089	740	1250	537.6	87	-59	738	6073052.7	352483.5
CN-07-091	925	1450	532.1	86	-54	456	6073246.9	352627.9
CN-07-092	715	1400	537	85	-59	687	6073196.2	352453.1
CN-07-095	720	1325	537.8	86	-62	694	6073125.1	352472.9
CN-07-100	650	1400	537.7	84	-61	798	6073196.0	352390.0
CN-07-103	700	1475	533.2	87	-60	750	6073273.0	352400.0
CN-07-105	845	1475	532.9	87	-60	594	6073268.42	352540
CN-07-106	720	1490	533.1	87	-57	717	6073287.0	352413.0
CN-07-109	665	1250	538.7	86	-62	829	6073052.7	352408.8
CN-07-112	720	1540	532.9	84	-59	740	6073333.0	352398.0
CN-07-116	880	1475	532.5	88	-58	462	6073268.0	352574.4
CN-07-118	820	1545	532.6	87	-55	630	6073337.1	352500.2
CN-07-122	660	1540	532.9	81	-60	810	6073332.7	352335.1
CN-07-125	688	1650	530.5	80	-60	869	6073443.1	352349.2
CN-07-126	975	1150	526	85	-62	360	6072956	352728.9
CN-07-127	942	1225	525	88	-56	366	6073028	352688
				Total		**16875**		

Work on lens 44 allowed it to be significantly extended for over 400 metres laterally and at a vertical depth of 600 metres. This lens is oriented NS and dips steeply to the west. The best intersection from drilling in 2007 came from this lens, and results of **12.51% Zn; 0.48% Cu; 2.19% Pb; 74.06 g/t Ag and 0.32 g/t Au over 15.70 metres** were reported from drillhole CN-07-092. The lens appears to be limited at surface by drillholes CN-07-068 which only encountered alteration and by CN-07-070 which intersected 2 zones of massive sulphide mineralization both less than 5 metres thick. These zones, mainly constituted by pyrrhotite and pyrite, are now interpreted to be the exhalite facies of lens 44. Drillholes CN-07-074, the southernmost intersection in lens 44, intersected a few alteration zones and a 3 metre interval of massive sulphides mainly composed of pyrrhotite and pyrite that returned sub-economical values from 360.00 to 361.00 metres (see table 12). At depth, the lens is limited by drillholes CN-07-109 which only intersected alteration and pegmatite where the mineralization was expected and by drillholes CN-07-100 which only returned sub-economic values from disseminated to semi-massive sulphides between 736.50 to 738.70 metres. To the north, lens 44 is limited by drillholes CN-07-125 that did not intersect any significant values although this hole is located more than 100 metres north of the drillholes CN-07-122 which is the second northernmost intersection of lens 44 (see longitudinal section 08-44). Additional drillholes are required at depth on lens 44 to delineate it properly.

Table 12. Results obtained from lens 44 in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-045		274.65	281.80	7.15	6.20	2.10	1.64	0.03	21.40	0.29	3.56
CN-07-063		358.20	360.90	2.70	2.30	2.84	0.97	0.02	15.33	0.23	3.00
		369.00	375.60	6.60	5.60	1.20	0.93	0.02	14.59	0.21	3.41
		381.20	393.00	11.80	10.00	0.22	1.44	0.03	22.20	0.33	3.70
		421.00	432.30	11.30	9.60	0.54	1.93	0.03	29.97	0.63	3.75
CN-07-065		276.00	278.00	2.00	1.56	1.97	3.31	0.01	44.25	0.40	3.48
		291.00	294.10	3.10	2.42	1.66	2.05	0.10	23.81	0.28	4.15
		323.00	326.00	3.00	2.34	0.25	1.72	0.05	21.63	0.27	3.54
		339.00	343.00	4.00	3.12	0.67	1.38	0.02	17.68	0.16	3.34
		350.00	357.00	7.00	5.46	1.05	0.44	0.10	10.62	0.14	2.84
CN-07-068		92.00	93.00	1.00	0.68	0.01	0.51	0.00	3.20	0.23	2.89
		141.15	142.15	1.00	0.68	0.87	0.10	0.00	1.00	0.01	-
CN-07-069		270.10	282.00	11.90	9.30	2.74	1.55	0.02	20.42	0.17	3.38
CN-07-070		214.90	216.75	1.85	1.45	1.71	0.51	0.54	17.81	0.04	4.09
		228.60	233.00	4.40	3.43	0.20	0.58	0.03	13.01	0.12	3.61
		239.00	241.00	2.00	1.56	1.26	0.39	0.02	6.15	0.04	3.04
CN-07-072		373.90	392.20	18.30	14.27	1.40	1.44	0.08	22.44	0.18	3.50
		399.90	429.60	29.70	23.17	1.61	1.45	0.04	22.50	0.23	3.87
		440.60	441.60	1.00	0.78	1.45	0.50	0.01	6.60	0.07	-
		446.60	453.90	7.30	5.69	2.08	0.69	0.03	11.22	0.11	-
		473.00	474.00	1.00	0.78	1.60	0.54	2.65	17.60	0.00	-
CN-07-074		346.35	347.35	1.00	0.78	0.11	1.03	0.01	7.80	0.03	2.92
		360.00	361.00	1.00	0.78	1.04	1.96	0.00	13.30	0.12	3.58
CN-07-075		468.20	494.35	26.15	20.40	4.20	0.95	0.23	25.47	0.15	3.65
	inc.	469.00	475.00	6.00	4.68	5.16	0.88	0.50	44.85	0.15	3.89
	inc.	481.00	494.35	13.35	10.41	5.60	0.76	0.23	21.01	0.18	3.71
CN-07-077B		442.35	448.35	6.00	4.58	2.77	1.35	0.22	30.65	0.17	3.12
		451.60	462.10	10.50	8.00	8.39	0.95	0.69	47.83	0.21	3.81
CN-07-082		293.00	294.00	1.00	0.70	0.06	1.41	0.00	31.80	0.81	-
		303.00	304.00	1.00	0.70	0.02	1.37	0.00	11.40	0.14	-
		438.05	439.85	1.80	1.25	1.79	1.46	0.36	23.41	0.13	-
CN-07-083		467.95	474.05	6.10	4.51	1.35	0.77	0.13	19.28	0.08	-
		480.00	481.00	1.00	0.75	0.05	1.21	0.02	15.70	0.11	-
		484.00	507.00	23.00	17.00	2.28	1.63	0.04	26.64	0.31	-
	inc.	487.25	492.25	5.00	3.70	8.66	1.21	0.03	18.82	0.19	-
		521.60	525.00	3.40	2.52	2.60	0.39	0.04	6.43	0.05	2.75
		529.05	533.00	3.95	2.92	0.20	1.02	0.01	15.85	0.19	-
		547.20	548.95	1.75	1.30	0.57	1.85	0.04	28.01	1.22	4.02
		551.70	553.45	1.75	1.30	0.80	4.33	0.11	82.79	0.40	3.71
		554.00	555.00	1.00	0.75	1.25	0.90	0.56	79.60	0.44	-
		568.30	571.00	2.70	2.00	4.35	0.31	0.04	12.55	0.05	2.94
CN-07-085		496.00	526.60	30.60	19.28	6.12	1.55	0.28	37.90	0.29	3.89
	inc.	509.00	522.60	13.60	8.57	10.49	1.50	0.41	50.22	0.25	4.09

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
		536.55	544.00	7.45	4.69	2.38	1.81	0.13	34.60	0.43	3.54
		551.00	558.50	7.50	4.73	1.74	1.19	0.59	56.00	0.17	3.42
		565.75	572.75	7.00	4.41	2.40	1.15	0.43	44.55	0.19	4.49
CN-07-085B		479.35	509.00	29.65	20.16	4.51	1.17	0.37	29.98	0.23	4.02
		494.20	505.75	11.55	7.85	7.77	0.68	0.25	18.11	0.17	4.10
		516.95	544.00	27.05	18.39	0.62	1.14	0.10	22.24	0.30	3.64
CN-07-089		629.55	633.15	3.60	2.52	5.42	1.93	0.02	20.89	0.25	3.53
		674.00	677.15	3.15	2.20	2.36	0.10	0.05	5.35	0.02	-
CN-07-091		293.10	294.20	1.10	0.60	1.32	0.70	0.05	16.40	0.03	4.72
		298.05	299.05	1.00	0.55	0.05	1.43	0.00	0.10	0.00	-
CN-07-092		589.10	597.15	8.05	7.65	10.64	2.14	1.46	89.64	0.33	4.33
		603.85	619.55	15.70	14.95	12.51	0.48	2.19	74.06	0.32	4.13
CN-07-095		574.30	576.00	1.70	1.58	1.27	0.40	0.01	4.95	0.04	3.92
		577.00	578.00	1.00	0.93	0.31	2.24	0.01	19.80	0.48	4.05
CN-07-100		NSA									
CN-07-103		716.30	719.80	3.50	3.30	6.39	0.60	0.02	13.47	0.21	4.33
CN-07-105		461.15	463.05	1.90	1.60	2.78	0.79	0.33	24.72	0.13	4.39
		474.45	491.00	16.55	15.23	6.89	0.90	1.27	78.90	0.20	4.42
		514.25	518.20	3.95	3.35	3.29	0.41	0.35	28.04	0.16	3.67
		522.00	525.70	3.70	3.15	3.44	0.33	0.60	38.40	0.07	3.49
		534.15	549.10	14.95	12.70	9.26	1.31	0.40	33.81	0.34	3.52
CN-07-106		645.05	647.55	2.50	2.18	1.66	0.98	0.21	35.37	0.26	3.51
		650.05	653.80	3.75	3.26	8.21	0.72	1.68	61.82	0.16	3.83
CN-07-109		NSA									
CN-07-112		647.00	648.65	1.65	1.10	6.41	0.70	0.54	40.89	0.09	4.20
CN-07-116		339.20	340.20	1.00	0.76	2.86	2.04	0.00	45.70	0.17	3.61
		366.50	372.50	6.00	4.60	2.89	1.01	0.02	17.00	0.12	4.26
		374.40	374.90	0.50	0.38	2.16	0.61	0.01	12.70	0.08	3.64
CN-07-118		477.70	478.75	1.05	0.80	0.76	1.41	0.06	17.40	0.40	3.37
CN-07-120	Not completed at the end of the campaign										
CN-07-122		770.55	771.10	0.55	0.45	1.27	0.45	0.04	20.00	0.23	-
CN-07-125		NSA									
CN-07-126		255.90	260.95	5.05	4.60	2.73	1.58	0.01	18.10	0.10	3.59
CN-07-127		271.97	285.50	13.53	11.00	2.22	1.16	0.02	19.66	0.19	-

13.4 Lens 43 drilling results

Table 13 lists all drillholes that tested lens 43 at depth and/or laterally. Detailed drill logs are presented in appendix 8.

Table 13. General information on 2007 drillholes, lens 43.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-043*	-100	750	502.1	136	-55	147	6072528.9	351664.5
CN-07-059	-134	712	498.6	133	-55	474	6072490.8	351631.7
CN-07-061	-146	796	499.9	133	-56	450	6072575.3	351619.2

CN-07-062A	-168	674	495.1	135	-55	113	6072459.6	351592.1
CN-07-062B	-168	674	495.1	128	-55	264	6072459.6	351592.1
CN-07-064	-28	606	498	315	-50	163	6072381.0	351738.8
CN-07-066	-174	752	498	137	-56	291	6072532.6	351591.1
CN-07-079	-450	412	473.3	87	-60	480	6072184.0	351331.2
CN-07-084	-335	625	476.5	127	-60	413	6072392.4	351436.8
CN-07-086	-460	450	474.8	132	-60	684	6072220.0	351326.9
CN-07-098	-283	581	478.8	125	-59	327	6072348.2	351489.6
CN-07-099	-381	664	473.9	121	-61	528	6072429.1	351394.6
CN-07-104	-420	560	472.7	131	-50	421	6072377.0	351350.4
CN-07-104B	-420	560	472.6	129	-66	543	6072377.2	351350.1
CN-07-107	-386	669	473.9	129	-61	102	6072435.3	351388.3
CN-07-107B	-386	669	473.9	132	-61	234	6072435.3	351388.3
CN-07-107C	-386	669	473.9	135	-61	498	6072435.3	351388.3
CN-07-111	-350	750	485.8	121	-61	572	6072543.5	351398.3
CN-07-114	-350	750	485.8	129	-63	534	6072543.3	351398.0
CN-07-115	-183	835	498	127	-59	595	6072614.0	351580.2
CN-07-119	-272	778	495.2	129	-57	456	6072564.2	351488.9
CN-07-121	-38	789	505.2	130	-56	405	6072566.8	351725.6
CN-07-124	-218	723	493.9	140	-57	321	6072510.2	351542.0
				Total		**9015**		

Lens 43 was followed along plunge over a distance of 600 metres which most probably corresponds to its vertical extension to-date given its shallow dip of 45° toward the SE. Drilling on this lens indicated that its lateral extension varies from 150 to 200 metres along the dip. True thickness is reported in table 14. Values of **4.47% Zn; 1.24% Cu; 0.02% Pb; 10.90 g/t Ag and 0.11 g/t Au over 5.80 metres** were recorded from drillhole CN-07-084 and this constitutes one of the best intervals from lens 43. Lens 43 appears to be limited toward south by drillholes CN-07-086 which did not intercept any mineralized zones and to the north by drillholes CN-07-121 that failed to intersect any significant values. An additional zone, parallel to the main 43 zone which is beginning to emerge at depth, was intersected by a few drillholes (CN-07-043, CN-07-061 and CN-07-115) (see longitudinal section 43). Drilling on lens 43 during the summer was restricted by a lake and additional drilling will allow a better interpretation of this lens.

Table 14. Results obtained from lens 43 in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-043*		360.00	362.35	2.35	2.25	1.87	0.11	0.62	55.83	0.11	-
		351.35	352.30	0.95	0.90	0.22	1.21	0.01	20.40	0.08	2.95
		416.90	417.75	0.85	0.80	1.87	0.02	0.0018	1.4	0.013	-
CN-07-059		161.05	164.75	3.70	3.00	2.80	0.58	0.21	20.02	0.03	-
CN-07-061		410.40	414.85	4.45	4.45	0.51	1.49	0.01	16.52	0.29	3.48
CN-07-062A		NSA									
CN-07-062B		192.00	193.10	1.10	0.90	3.43	2.36	0.13	27.00	0.13	2.83
CN-07-064		NSA									
CN-07-066		204.55	205.45	0.90	0.70	1.76	0.24	0.97	62.10	0.06	3.10

CN-07-079		405.65	415.30	9.65	7.95	2.22	2.80	0.01	22.06	0.23	4.08
		435.80	436.40	0.60	0.49	0.42	1.51	0.01	12.70	0.89	3.63
CN-07-084		378.20	384.00	5.80	5.51	4.47	1.24	0.02	10.90	0.11	3.50
CN-07-086		NSA									
CN-07-098		279.20	282.20	3.00	2.04	2.08	1.28	0.08	13.53	0.09	4.10
		282.70	283.70	1.00	0.68	0.14	1.59	0.03	13.70	0.07	3.62
		289.50	292.50	3.00	2.04	0.43	1.13	0.03	14.27	0.26	-
CN-07-099		371.00	374.80	3.80	2.85	6.95	1.85	0.40	30.11	0.13	3.67
CN-07-104		397.15	401.00	3.85	3.75	1.11	1.11	0.37	9.92	0.11	3.18
		403.00	403.60	0.60	0.59	0.85	1.96	0.26	11.50	0.11	3.28
CN-07-104B		479.40	481.15	1.75	1.24	4.06	1.36	0.17	13.93	0.17	3.82
CN-07-107		Stopped due to deviation									
CN-07-107B		NSA									
CN-07-107C		415.60	416.00	0.40	0.40	2.99	21.50	0.01	140.00	0.34	-
		420.90	421.40	0.50	0.50	3.29	9.69	0.01	67.80	0.96	-
CN-07-111		436.90	438.20	1.30	1.24	4.93	0.20	0.12	19.00	0.04	3.32
CN-07-114						NSA					
CN-07-115		443.70	445.70	2.00	2.00	0.78	4.27	0.01	61.70	1.40	3.42
CN-07-119		NSA									
CN-07-121		NSA									
CN-07-124		278.30	279.10	0.80	0.65	2.90	0.37	0.03	6.60	0.03	-

13.5 Spirit Area drilling results

Drillholes from the Spirit Showing (lens 93) are summarized in table 15 below. All the drill logs are described in detail in appendix 8. These holes were drilled to extend the surface mineralization outlined by prospecting. Drillholes CN-07-096 and 097 tested a max-min conductor previously outlined during the summer.

Table 15. General information on 2007 drillholes, Spirit showing area.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-093A	-5822	4833	492.1	272	-45	75	6076400	345754.5
CN-07-093B	-5822	4833	492.1	275	-70	126	6076400	345754.5
CN-07-094	-5600	4600	481.1	273	-45	120	6076169.2	345984.3
CN-07-094B	-5600	4600	481.1	275	-70	84	6076169.2	345984.3
CN-07-096	-6300	4650	497.9	229	-45	153	6076205.5	345287.9
CN-07-097	-6565	4835	506.7	224	-45	96	6076388.4	345015.3
CN-07-101A	-5822	4783	487.8	270	-45	87	6076349	345753.6
CN-07-101B	-5822	4783	487.5	267	-70	160	6076349	345753.7
CN-07-102A	-5822	4883	491.1	266	-45	99	6076451.5	345754.2
				Total		**1000**		

The Spirit showing, discovered using Beep-mat, was followed at surface over 35.00 metres and was confirmed by drilling to a vertical depth of 25.00 metres by drillhole CN-07-093A.

Drillholes CN-07-094 intersected the same mineralized horizon 200 metres to the south at a vertical depth of 30.00 metres. However, hole CN-07-093B drilled 50 metres beneath CN-07-093 did not intersect a similar zone to the one outlined in the former drillholes. This could be explained by the presence of a pegmatite. Holes drilled 50 metres to the north (CN-07-102) and 50 metres to the south (CN-07-101) of CN-07-093 failed to intersect significant mineralization. There is a faint possibility that drillholes CN-07-101 could have overshot the mineralized zone. More drilling is required in this area in order to establish the geometry of this new lens. Values of **14.72% Zn; 0.11% Cu; 0.00% Pb; 4.24 g/t Ag and 0.00 g/t Au over 2.60 metres** were obtained from drillhole CN-07-093A.

Drillholes CN-07-096 and CN-07-097 targeted a max-min conductor previously outlined on the Spirit grid. Both drillholes explained the conductor by the presence of a sulphide-rich iron formation containing pyrrhotite and graphite.

Table 16. Results obtained from the Spirit showing area in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-093A		35.30	37.90	2.60	2.60	14.72	0.11	0.00	4.24	0.00	3.90
CN-07-093B		39.15	42.15	3.00	3.00	0.36	0.63	0.00	16.70	0.00	-
CN-07-094		39.00	45.15	6.15	6.15	4.11	2.32	0.02	62.08	0.02	2.44
CN-07-094B		34.00	35.00	1.00	-	1.09	0.58	0.0126	17.5	0.028	-
CN-07-096		NSA									
CN-07-097		NSA									
CN-07-101A		NSA									
CN-07-101B		NSA									
CN-07-102A		NSA									

13.6 Ishikawa Area drilling results

Table 17 lists all drillholes tested the Ishikawa grid area. All holes in the Ishikawa area were drilled to test Infinitem anomalies outlined earlier in the year. Drillholes CN-07-055 tested a max-min conductor while drillholes CN-07-056 and CN-07-081 probed the EM-13Infinitem anomaly. The EM-12 anomaly was tested by holes CN-07-058 and CN-07-080.

Table 17. General information on 2007 drillholes, Ishikawa Grid Area.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-055	-5250	-300	496	90	-45	234	6071314	346522
CN-07-056	-4490	975	469.1	239	-55	189	6072616.5	347232.2
CN-07-058	-5525	700	503.1	67	-60	216	6072313.6	346207.2
CN-07-080	-5511	800	502	89	-55	201	6072415.5	346223.5
CN-07-081	-4450	1025	468	239	-60	156	6072668	347269
				Total		996		

Drillholes CN-07-055 explained the max-min conductor that it was testing. Interpreted exhalite or sulphide-rich iron formation containing 10% pyrrhotite, 5% pyrite and trace of sphalerite explained the surface conductor. Weak sub-economical values were obtained from the iron formation encountered in CN-07-055.

Drillholes CN-07-56 failed to explain conductor EM-13 but revealed a significant alteration zone containing disseminated sulphides from 83.75 to 87.20 metres that justified another drillhole. This was the target of drillhole CN-07-081 which was successful in explaining the conductor and also in outlining a new exhalite horizon within the volcanoclastic felsic horizon. In fact, disseminated to massive sulphides were intersected from 99.15 to 103.15 metres, and the mineralization is composed of 15-20% pyrite and 25-30% pyrrhotite with traces of sphalerite. Weak values of silver and sphalerite were obtained from this drillhole as reported in table 18. Additional drilling should be performed to follow-up on the CN-07-081 massive sulphide intersection.

Drillholes CN-07-058 and CN-07-080 failed to explain the EM-12 conductor. 3D modeling of this conductor is suggested.

Table 18. Results obtained from the Ishikawa area in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-055		174.80	175.80	1.00	-	0.77	0.01	0.03	0.70	0.02	-
		177.80	178.80	1.00	-	1.65	0.01	0.03	1.40	0.07	-
CN-07-056		NSA									
CN-07-058		NSA									
CN-07-080		NSA									
CN-07-081		102.15	103.15	1.00	-	0.20	0.29	0.01	12.90	0.00	2.99

13.7 Tension and Tension NE Area drilling results

Table 19 list all drillholes from the Tension showing and the Tension NE area. Detailed drill logs of this campaign are presented in appendix 8. Holes CN-07-054 and CN-07-117 were drilled to test anomaly EM-07 while drillhole CN-07-113 tested the EM-21 anomaly.

Table 19. General information on 2007 drillholes, Tension and Tension NE Areas.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-054	-2400	-2375	495.6	182	-45	255	6069367.8	349420.8
CN-07-117	-2350	-2525	513.1	333	-50	258	6069218.2	349478.1
CN-07-113	-1920	-1160	471	122	-50	552	6070590	349849
				Total		1065		

Drillholes CN-07-054 and CN-07-117 failed to explain anomaly EM-07 even though the two drillholes were facing each other. This anomaly might be explained by a conductor that is shallowy plunging toward east. Additional drillholes should be considered to verify this hypothesis.

CN-07-113 also failed to explain the conductor it was targeting but did intersect mineralization within the felsic pyroclastic unit. Disseminated sulphides comprising pyrite within this unit returned anomalous values in silver and zinc from 409.25 to 410.25 metres which could laterally correspond to a massive sulphides lens. With this in mind more drilling should be done to test this conductor.

Table 20. Results obtained from the Tension and Tension NE areas in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-054		NSA									
CN-07-117		NSA									
CN-07-113		409.25	410.25	1.00	-	0.38	0.11	0.00	12.00	0.02	-

13.8 Other main grid drilling results

Holes CN-07-078 and CN-07-110 were drilled to probe the North extension of lens 9-25 while drillhole CN-07-046 constituted a follow-up to the Jessica lens at depth. Table 21 summarizes the drillholes to the north of lens 9-25 while table 22 lists the drillholes on the Jessica showing located to the southwest of lens 16-17.

Table 21. General information on 2007 drillholes, North of lens 9-25 area.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-078	1092	2318	491.2	225	-52	324	6074121.7	352821
CN-07-110	1020	2350	486	226	-50	309	6074154.7	352749.3
CN-07-046	1000	0	474.6	2	-60	414	6071796.9	352777.7
				Total		1047		

The Jessica area was tested by CN-07-046 that intersected a large alteration zone anomalous in silver and locally in zinc. Since drillhole CN-07-032 is located 50 metres to the west and considering that the alteration zones occur in the south part of the lens or, in this case, in the western part, other holes should be drilled to the east of CN-07-046 to test the extension of the alteration zone and to find massive sulphide lenses.

Drillhole CN-07-078 did intersect two small intervals of sub-economic mineralization that seems to have narrow extensions since drillhole CN-07-110 did not return any significant values.

Table 22. Results obtained from Jessica Area in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-046		361.30	394.70	33.40	-	0.09	0.12	0.05	24.18	0.07	-
	inc.	364.00	365.20	1.20	-	1.40	0.05	0.30	28.40	0.03	4.02

Table 23. Results obtained from 9-25 North area.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-078		247.25	248.30	1.05	0.63	1.81	0.02	0.236	10.1	0.008	2.91
		255.00	256.00	1.00	0.60	1.23	0.03	0.15	4.60	0.00	3.04
CN-07-110		NSA									

13.9 Regional drilling results

Drillhole CN-07-047 tested anomaly EM-05 whereas holes CN-07-048 to CN-07-050 were drilled to test Max-Min anomalies on the property outside of the trend of the favourable horizon as defined by the felsic gneiss containing porphyroblastic sillimanite. Table 24 summarizes all drillholes on the regional portion of the property.

Table 24. General information on 2007 drillholes, regional targets.

Hole Name	Easting Grid	Northing Grid	Elevation	Azimuth	Dip	Length	Northing Utm	Easting Utm
CN-07-047	2600	400	476	68	-52	393	6072222.0	354340.0
CN-07-048	-6500	400	470	273	-45	250	6072033.0	345283.0
CN-07-049	-6485	200	476	271	-45	252	6071833.0	345288.0
CN-07-050	-5315	-8600	455	264	-45	234	6063094.0	346600.0
CN-07-051	-6725	400	471	87	-45	165	6072046.0	345063.0
CN-07-052	-458	4500	475	94	-45	171	6076263.0	351262.0
				Total		**1465**		

Drillholes CN-07-047 failed to explain the EM-05 anomaly. Drillholes CN-07-048 and CN-07-049 failed to explain the max-min anomaly because they were drilled down-dip. Since the drilling was performed on the ice, it was hard to have outcrop to identify the dipping of the zones. However, a scissor section was performed with drillhole CN-07-051 facing CN-07-048. The explanation of the max-min was found by a few intercepts within the CN-07-051 which encountered sulphide-rich iron formation. This iron formation is composed of quartz, graphite, garnet, biotite, phlogopite and is mineralized in pyrrhotite (10-15%) and graphite, which is an excellent conductor. Drillhole CN-07-050 also probed a conductor from the ice of a lake and was successful in explaining it as two levels of exhalite were intersected from which a few metal values were obtained. In fact, CN-07-050 encountered an exhalite from 176.40 to 178.40 metres and from 185.70 to 188.70 metres. It is not clear what kind of mineralization is represented by this interval.

Drillhole CN-07-052 intersected an iron formation from surface to a depth of 39.55 metres that contains quartz, grunerite, amphibole, garnet, biotite, graphite, pyrrhotite and pyrite. One metre from the latter interval returned sub-economic values. Except for drillhole CN-07-050, no additional drillhole is recommended.

Table 25. Results obtained from regional targets in 2007.

Hole Name		From	To	Length	Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t	S.G.
CN-07-047		NSA									
CN-07-048		NSA									
CN-07-049		NSA									
CN-07-050		177.40	178.40	1.00	-	0.31	0.03	0.10	1.50	0.04	-
		183.40	184.40	1.00	-	0.48	0.01	0.12	9.20	0.00	-
CN-07-051					-	NSA					
CN-07-052		135.00	136.00	1.00	-	0.26	0.03	0.70	1.10	0.02	-

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2007 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples have been collected at the bedrock surface by either a hammer or a saw and at depth by drilling. Rocks collected with a hammer have been located with the use of a GPS instrument. Samples picked up from trenches have been positioned relative to each other following the GPS positioning of their respective trenches. Samples collected from drilling were split using a rock saw and then placed in individual bags with a unique tag number and the bags sealed with fibreglass tape. Individual bagged sample were then placed in shipping bags and stored in a secure area at the camp. Each drill core sample is usually composed of one meter interval and follows the lithology intervals.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia. Samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex personnel (Val-d'Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded onto a cube van for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages have been used: WRC, SMC, Pycno, Au+ and GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package includes the following elements: Au, Ag, As, Co, Hg, Pb, Sb, Cu and Zn. Au from this package was obtained following the AA23 procedure. Cu and Zn were obtained by AAS following aqua regia digestion according to the AA46 procedure. Cu and Zn from a few samples were re-analyzed following the AA62 procedure, which involves a $HF\text{-}HNO_3\text{-}HClO_4$ acid digestion and AAS. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis using the GRA21 Procedure, a fire assay and a gravimetric finish, was made.

The Pycno (Pycnometry) package is use to determine the specific gravity (S.G.) of the sample that is obtained from the pulps (OA-GRA08b). This package is used in combination with the SMC package described above.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a $HF\text{-}HNO_3\text{-}HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta or tetra borate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is provided.

Moreover, samples analysed for their rare earth element content according to the ME-MS82 Procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 16 DATA VERIFICATION

Rigorous data verification procedures were performed on the assays results, drill log and standard and blank assays. The first author was involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data has been reviewed and checked by the authors and is believed to be accurate. During the collection of core samples, blanks and standards were systematically inserted within each mineralized zones and also in each batch of 50 samples randomly. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories. A few assays results had not been received from the laboratory at the time that this report was written in January 2008. However, values expected from these assays are believed by the authors to be unsignificant and unmaterial to this report since the base metal Cu-Zn-Pb content can be visually estimated during the logging procedure.

A quality control procedure has been adopted in order to validate the laboratory results. A minimum of one standard sample was added to each mineralized intersection. Standards used were (CRM) PB-113, PB-115, RTS-3 and an uncertified Blank material made of calcite. In consideration of high grade results, it has been decided by the end of 2007 to add three further standards (PB-119, CDN-HLHZ and CDN-HLLC) for which metal contents are more representative of the Coulon project. Overall, 164 Standard samples were randomly sent to the laboratory.

Furthermore, all data verification processes have been reviewed by P & E Mining Consulting Inc. through a mandate that began in September 2007.

Exploratory statistics

For the "Blank" Standard, 2 analyses out of the 71 show results beyond the mean ± 2St.Dev. (samples 98611 and 98440). For the latter, the discrepancy is systematic for all the elements, suggestive of a manipulation error rather than an analytical one, otherwise the results form tight cluster around the mean.

The "CDN-HLHZ" standard (only 5 samples) assesses the high grade Zn content (7.66% Zn). One sample out of the 5 returned a value beyond the mean ± 2St.Dev. (sample 152339). If we ignore the outlier, the laboratory results show a tendency to under-evaluate the zinc content by around 0.2%, the copper content by 0.02%, lead by 0.1% and the silver by 10 ppm.

The "CDN-HLLC" standard (only 7 samples) assesses the mid-range grades in copper and zinc content (3% Zn and 1.5% Cu). One sample out of the 7 was beyond the mean plus two standard deviations (sample 152512). If we ignore the outlier, the laboratory results show a tendency to under-evaluate the zinc content by around 0.2% and the copper content by 0.04%.

The "PB-113" standard (19 samples) assesses the lower- to mid-range grades in zinc and lead content (1.4% Zn and 1.1% Pb). Laboratory results are in good accordance with those from the certificates.

The "PB-115" standard (29 samples) assesses the lower- to mid-range grades in zinc, copper and lead content (1.65% Zn, 0.53% Cu and 2.6% Pb). Laboratory results are in good accordance with those from the certificates. Although none of the results lies beyond the Mean± 2StD, there is a clear tendency to under-evaluate the zinc content by 0.1%.

The "PB-119" standard (only 7 samples) assesses the mid-range grades in zinc and lead content (4.2% Zn and 4.3% Pb). One sample out of the 7 was beyond the mean plus two standard deviations (sample 151159). The discrepancy is systematic for all the elements, suggestive of a manipulation error rather than an analytical error. If we ignore the outlier, the laboratory results

show a tendency to under-evaluate the zinc content by around 0.3%, the lead content by 0.16% and the silver by 20 ppm.
The "RTS-3" standard (26 samples) assesses the low-range grades in zinc, copper and lead content (0.18% Zn, 0.28% Cu and 0.01% Pb). One sample out of the 26 returned a result beyond the mean plus two standard deviations (samples 96861). The discrepancy in the results is systematic for all the elements, suggestive of a manipulation error rather than an analytical error. If we ignore this outlier, the laboratory results are in good accordance with the certified standard.

Table 26. Exploratory statistics of laboratory analyses vs certificates.

Standard Name	Zn_ppc	Cu_ppc	Pb_ppm	Ag_ppm	Au_ppm
Blank					
N: (71)					
Cert. Mean	-	-	-	-	-
Cert. 2 St.D.	-	-	-	-	-
Pop. Mean	0.011	0.007	9.043	0.163	0.004
Pop. St.Dev.	0.009	0.005	14.51	0.143	0.009
Pop. Min	0.005	0.005	1	0.01	0.003
Pop. Max	0.06	0.04	80	0.9	0.08
CDN-HLHZ					
N: (5)					
Cert. Mean	7.66	0.76	8150	101.2	1.31
Cert. St.D.	0.18	0.015	300	5.4	0.08
Pop. Mean	7.236	0.722	7238	93.4	0.9654
Pop. St.Dev.	0.35234	3.31058	684.672	3.94157	0.32895
Pop. Min	6.61	0.66	6340	90	0.583
Pop. Max	7.55	0.75	8010	101	1.415
CDN-HLLC					
N: (7)					
Cert. Mean	3.01	1.49	2990	65.1	0.83
Cert. St.D.	0.085	0.03	150	3.35	0.06
Pop. Mean	2.72428	1.39857	2581.42	67.95	0.72571
Pop. St.Dev.	0.17911	0.10006	205.247	6.62312	0.12665
Pop. Min	2.31	1.17	2270	59.6	0.457
Pop. Max	2.92	1.49	2840	77.6	0.884
PB-113					
N: (19)					
Cert. Mean	1.4	0.468	11050	22	-
Cert. St.D.	0.0465	0.0113	231	4.0191	-
Pop. Mean	1.35947	0.47157	11336.8	23.2947	2.05583
Pop. St.Dev.	2.89234	0.01088	222.924	2.24229	0.10491
Pop. Min	1.3	0.45	10600	20.4	1.85
Pop. Max	1.42	0.49	11600	31.1	2.24
PB-115					

Standard Name	Zn_ppc	Cu_ppc	Pb_ppm	Ag_ppm	Au_ppm
N: (29)					
Cert. Mean	1.65	0.531	26050	17.08	-
Cert. St.D.	0.0596	0.0193	613	1.4548	-
Pop. Mean	1.56793	0.54241	25979.3	18.4517	4.00476
Pop. St.Dev.	3.03291	0.03001	576.780	1.63867	1.47114
Pop. Min	1.51	0.51	23700	16.4	0.02
Pop. Max	1.61	0.63	26700	24.6	0.075
PB-119					
N: (7)					
Cert. Mean	4.19	1.07	43300	193	0.44
Cert. St.D.					
Pop. Mean	3.32857	0.99	36261.7	144.466	0.35942
Pop. St.Dev.	1.33701	0.22174	14799.8	63.5758	0.14403
Pop. Min	0.06	0.45	32	4.8	0.023
Pop. Max	3.97	1.12	43300	188	0.453
RTS-3					
N: (26)					
Cert. Mean	0.1850	0.2820	146	-	-
Cert. St.D.	0.0080	0.0090	0.0020	-	-
Pop. Mean	0.19038	0.27884	125.384	12.4346	0.26478
Pop. St.Dev.	3.84788	5.42307	28.1685	2.00632	2.06412
Pop. Min	0.02	0.01	8	3.2	0.23
Pop. Max	0.21	0.3	184	14.3	0.31

Industry standard limits are:

> "All values falling within ±2 standard deviations from the mean are accepted. Any 2 values that fall between ±2 and 3 standard deviations consecutively ON THE SAME SIDE OF THE MEAN requires that 10% of the batch be re-assayed. All values falling outside of ± 3 standard deviations from the mean require re-assay of the entire batch."

Following these limits and in accordance with recommendations from P & E Mining Consulting Inc., three batches of samples will be re-analysed and discussed in a further report.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The best mineralized intersections from the various lenses are as follows: **12.51% Zn; 0.48% Cu; 2.19% Pb; 74.06 g/t Ag and 0.32 g/t Au over 15.70 metres** from drillhole CN-07-092 (lens 44), **2.87% Zn; 1.22% Cu; 0.14% Pb; 27.61 g/t Ag and 0.24 g/t Au over 20.15 metres** from drillhole CN-07-053B (lens 08), **6.73% Zn; 0.91% Cu; 0.19% Cu; 32.48 g/t Ag and 0.19 g/t Au over 7.20 metres** from drillhole CN-07-057 (lens 9-25) and **4.47% Zn; 1.24% Cu; 0.02% Pb; 10.90 g/t Ag and 0.11 g/t Au over 5.80 metres** from drillhole CN-07-084 (lens 43). In addition to these results, several other significantly economic results were obtained from lenses 44, 08, 9-25 and 43 (see tables 8, 10, 12 and 14).

The interpretation of the drill sections allows a better understanding of the geometry of the lenses and their spatial relationship. In this regard, we believe that based upon section 1900N, it is possible that lens 08, which dips toward the east and lens 9-25, which dips toward the west, could connect together at depth in a sub-horizontal fold hinge. Lens 44 appears to belong to the same stratigraphic horizon as lens 08. Regarding lens 43, we can observe that there are two separate lenses on section CN-07-043 and that, toward south, only the western lens was intersected. We can also observe that from NE to SW, the western lens 43 (43W) plunges toward the SW.

Prospecting along the favourable horizon once again led to the discovery of a new massive sulphide occurrence, the Spirit showing. This area appears to be structurally complex and more information is required before any further interpretation is made.

Intensive ground Infinitem surveying followed by drilling of the resulting anomalies within the favourable felsic pyroclastic unit outlined several areas with mineralization. Among these, drillholes CN-07-081 and CN-07-113 returned significant silver anomalies within the favourable rock package.

Also, results obtained from drillhole CN-07-046 suggest that a massive sulphide lens is present in the proximity of the intersection.

During 2007, drilling on lenses 08, 9-25, 44 and 43 achieve its main objective which was to significantly extend the lenses laterally and at depth. In this regard, results obtained from all these lenses are very positive and exceed expectations. Surface exploration work was also successful in finding new mineralized lenses. The 2007 campaign has been very sucessfull for Virginia Mines and partner Breakwater Resources.

ITEM 22 RECOMMENDATIONS

Follow-up by prospecting over the anomalies outlined by the 2007 heliborne Vtem (Geotech, January 2008) survey should be undertaken in 2008. Additional mapping is necessary over the Spirit Area as well as in the Tension, Tension South and Tension NE areas.

Moreover, ground Infinitem geophysics should be completed over Vtem anomalies lying within felsic volcanoclastic units and elsewhere where it is judged pertinent.

Additional holes should be drilled on lens 43 on the south portion up to surface and on the south extension at depth. Drilling should also be done to test the extension of lens 44 at depth and towards the south. It is also recommended to extend drillholes on lens 09-25 that did not reach lens 08 (CN-07-0060, CN-07-057, and CN-07-071B). Extension of lens 08 and 9-25 at depth and towards the north will also require additional drilling for 2008. The hypothesis of fold hinge joining these two lenses should also be tested in 2008.

ITEM 23 REFERENCES

Boivin, M., Rapport d'un levé géophysique héliporté EMosquito II (MAG-EM) sur la propriété Coulon, Québec, Canada, Novembre 2006.

Chapdelaine, M., 2001. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program. Virginia Gold Mines, 27 pages and maps.

Chapdelaine, M., 2002, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Chapdelaine, M., Perry, C., Archer, P., 2005, Technical Report and Recommendations: Reconnaissance Program, Coulon Project, Québec, Virginia Gold Mines Inc.

Gosselin, C., and Simard, M., 2001, Geology of the Lac Gayot area (NTS 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Huot, F., Chapdelaine, M., and Archer, P. 2003, Technical Report and Recommendations, Reconnaissance Program, Gayot Project, Québec. Virginia Gold Mines, 33 pages and maps.

Huot, F., Chapdelaine, M., and Archer, P. 2004, Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec. Virginia Gold Mines, 21 pages and maps.

Lambert, G., 2004, Levés géophysiques Pulse E. M., Projet Lac Coulon, Mars 2004.

Lavoie, S., 1977, Sommaire des principaux résultats de la campagne de prospection, projet Lac Néret. SDBJ-SERU Nucléaire JV. GM 57676, 5 p. plus annexes.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface, Projet Coulon, Rapport d'Interprétation, Septembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Projet Coulon, Rapport d'Interprétation, Décembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Magnétométrique (GPS) & EM à cadre horizontaux, Projet Coulon, Rapport d'Interprétation, Juillet 2007.

Malo-Lalande, C., Mines Virginia Inc., Levés Infinitem de Surface et en Forage, Magnétométrique & EM à cadres horizontaux, Projet Coulon, Rapport d'Interprétation, Octobre 2007.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Chapdelaine, M., and Archer, P., 2004, Technical report on the Coulon Project, Winter 2004 Drilling Program. Virginia Gold Mines inc. 40 p.

Savard, M., Lavoie, J., Grenier, L., and Archer, P., 2006, Technical report on the Coulon Project, Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec., Virginia Mines, 37p.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, Édition revue et augmentée. Ministère des Ressources naturelles, MB-96-28, 89 p.

Thériault, R., et Chevé, S., 2001, Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec. RG 2000-11, 49 p.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, resident at 109 Chemin des Mélèzes, Lac Beauport, Qc, G3B 2B5, hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working as a geologist in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region during Summer 2003, Winter 2004, the year 2006 and during the entire year 2007.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2003.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2008.

"Mathieu Savard"

Mathieu Savard, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I have already visited the immediate region where the exploration activities were undertaken.
- In collaboration with the first author, I have supervised the preparation of all sections of this report utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Coulon project since 2003.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2008.

"Paul Archer"

Paul Archer, M.Sc., P. Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Vital Pearson*, resident at 415 des Embarcations, Québec, Qc, G1K 8S6, hereby certify that:

- I am presently employed as a Senior Research Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a M.Sc. in Geology in 1986 from the Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 1980.
- I am a professional Engineer presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 41419.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I visited the project in August 2007.
- I am a co-author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2008.

"Vital Pearson"

Vital Pearson, Ing., M.Sc.

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, resident at 1045 Château-Bigot, Québec, Qc, G2L 2S3, do hereby certify that:

- I am presently employed as a project geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 2000. I have been working as a professional geologist in exploration since 2004.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 127 127.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked on the project from 2004 to 2007 while participating to prospecting, drilling and reconnaissance works and as the project geologist.
- I am co-author in the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with its specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2008.

"Jérôme Lavoie"

Jérôme Lavoie, B.Sc., Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Isabelle Roy*, resident at 120-6 des Lilas Ouest, Québec, Qc, G1L 1B2, hereby certify that:

- I am presently employed as Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 1993 from the Université Laval, Sainte-Foy.
- I have been working as a geologist in mineral exploration since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 535.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region during Fall 2007.
- I am co-author in the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2008.

"Isabelle Roy"

Isabelle Roy, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Louis Grenier*, resident at 88 E#4 Chemin du Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, hereby certify that:

- I am presently employed as Geologist in training with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2003 from the Université Laval.
- I have been working as a geologist in training in mineral exploration since 2001.
- I am a geological in training presently registered to the board of the *Ordre des Géologues du Québec*, permit number 800.
- I am not a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I have worked on the Project from June to September 2004, from August to November 2006 and during the entire year 2007.
- I am co-author in the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.
- I have been involved in the Coulon project since 2004.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2008.

"Louis Grenier"



Louis Grenier, B.Sc., Geo. Stage.

ITEM 25 ILLUSTRATIONS

All illustrations are available upon request at
Virginia Mines
200-116 rue St-Pierre
Québec City, QC, G1K 4A7
Canada

Tel: 418-694-9832
Toll free: 1-800-476-1853
Fax: 418-694-9120
mines@virginia.qc.ca

END